REIMAGINE FOOTBALL COMPANY

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Reimagine Football Company
Oakland, California

We have reviewed the accompanying financial statements of Reimagine Football Company, which comprise the balance sheets as of December 31, 2021, and 2020, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Reimagine Football Company and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
October 4, 2022

REIMAGINE FOOTBALL COMPANY
BALANCE SHEETS
DECEMBER 31, 2021 AND 2020
(unaudited)

ASSETS

	2021	2020
CURRENT ASSETS		
Cash and cash equivalents	$ 382,795	$ 289,055
Accounts receivable, net	33,561	15,046
Inventory	1,910,313	319,977
Prepaid expenses and other current assets	-	3,895
TOTAL CURRENT ASSETS	2,326,669	627,973
OTHER ASSETS		
Intangible assets	1,902	2,082
TOTAL ASSETS	$ 2,328,571	$ 630,055

LIABILITIES AND SHAREHOLDERS' EQUITY

	2021	2020
CURRENT LIABILITIES		
Accounts payable	$ 213,658	$ 71,184
Gift card liability	9,749	5,622
Notes payable - current portion	666,675	-
Note payable - related party	-	100,000
TOTAL CURRENT LIABILITIES	890,082	176,806
LONG-TERM LIABILITIES		
Notes payable	48,438	49,500
Convertible notes	-	2,547,372
TOTAL LONG-TERM LIABILITIES	48,438	2,596,872
TOTAL LIABILITIES	938,520	2,773,678
SHAREHOLDERS' EQUITY		
Preferred stock, see note 7	844	-
Common stock, see note 7	575	575
Additional paid-in capital	6,158,565	80,784
Accumulated deficit	(4,769,933)	(2,224,982)
TOTAL SHAREHOLDERS' EQUITY	1,390,051	(2,143,623)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 2,328,571	$ 630,055

See independent accountant's review report and accompanying notes to financial statements.

REIMAGINE FOOTBALL COMPANY
STATEMENTS OF INCOME
DECEMBER 31, 2021 AND 2020
(unaudited)

	2021	2020
REVENUES	$ 2,502,436	$ 1,075,533
COST OF GOODS SOLD	2,026,492	584,923
GROSS PROFIT	475,944	490,610
OPERATING EXPENSES		
Amortization expense	180	180
General and administrative	477,519	709,927
Professional fees	366,765	49,255
Sales and marketing	2,127,559	447,872
TOTAL OPERATING EXPENSES	2,972,023	1,207,234
NET OPERATING LOSS	(2,496,079)	(716,624)
OTHER INCOME/(EXPENSES)		
Interest expense	(48,872)	(40,386)
Forgiveness of SBA PPP	-	20,833
TOTAL OTHER INCOME/(EXPENSES)	(48,872)	(19,553)
NET LOSS	$ (2,544,951)	$ (736,177)

See independent accountant's review report and accompanying notes to financial statements.

REIMAGINE FOOTBALL COMPANY
STATEMENTS OF EQUITY
DECEMBER 31, 2021 AND 2020
(unaudited)

| | Preferred Stock | | Common Stock | | Additional | Retained Earnings | |
	Shares	Amount	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2020	-	$ -	6,600,000	$ 660	67,737	$ (1,488,805)	$ (1,420,408)
Issuance of stock	-	-	439,508	44	1,683	-	$ 1,727
Cancellation of restricted stock	-	-	(1,294,329)	(129)	-	-	$ (129)
Stock compensation expense	-	-	-	-	11,364	-	$ 11,364
Net loss	-	-	-	-	-	(736,177)	$ (736,177)
ENDING BALANCE, DECEMBER 31, 2020	-	$ -	5,745,179	$ 575	$ 80,784	$ (2,224,982)	$ (2,143,623)
Issuance of stock	8,440,839	844	-	-	6,053,931	-	$ 6,054,775
Stock compensation expense	-	-	-	-	23,850	-	$ 23,850
Net loss	-	-	-	-	-	(2,544,951)	$ (2,544,951)
ENDING BALANCE, DECEMBER 31, 2021	8,440,839	$ 844	5,745,179	$ 575	$ 6,158,565	$ (4,769,933)	$ 1,390,051

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (2,544,951)	$ (736,177)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Amortization and depreciation expense	180	180
Stock based compensation	23,850	11,364
Forgiveness of SBA PPP loan	-	(20,833)
Cancellation of restricted stock awards	-	(85)
(Increase) decrease in assets:		
Accounts receivable	(18,515)	(7,840)
Inventory	(1,590,336)	(198,959)
Prepaid expenses and other current assets	3,895	(86)
Increase (decrease) in liabilities:		
Accounts payable	142,474	41,567
Gift card liability	4,127	2,553
CASH USED FOR OPERATING ACTIVITIES	(3,979,276)	(908,316)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible notes	-	1,029,885
Issuance of SBA PPP loan	-	20,833
Issuance of preferred stock	3,507,403	-
Issuance of common stock	-	1,683
Issuance of notes payable	665,613	9,500
Issuance/(Repayment) of note payable - related party	(100,000)	100,000
CASH PROVIDED BY FINANCING ACTIVITIES	4,073,016	1,161,901
NET INCREASE IN CASH	93,740	253,585
CASH AT BEGINNING OF YEAR	289,055	35,470
CASH AT END OF YEAR	$ 382,795	$ 289,055
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company
Reimagine Football Company dba Goal Five (the "Company") was incorporated in the State of Delaware on January 21, 2016. The Company specializes in athletic apparel for girls and women to fit their needs and encourages both girls and women in sports. Additionally, the Company donates 5% of profits to organizations that assist in girls around the world access to sports.

Going Concern
Since Inception, the Company has relied on funds from convertible notes issued to fund its operations. As of December 31, 2021, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2021, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, and 2020, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1.   <u>Summary of Significant Accounting Policies (continued)</u>

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, and 2020, the Company believed all amounts in accounts receivable are collectable.

Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2021, and 2020, the balance of inventory related to finished goods was $32,610 and $67,137 and the balance of inventory related to raw materials was $1,877,703 and $252,840.

Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of patents. Patents costs are amortized over the useful life of the patent.

The Company accounts for intangible assets (including trademarks and website) in accordance with ASC 350 "Intangibles-Goodwill and Other" ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units; assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

The Company amortizes the cost of our intangible assets over the 15-year estimated useful life on a straight-line basis. Amortization expense amounted to $180 and $180 for the years ended December 31, 2021, and 2020, respectively.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over three years, while vehicles are depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

1.   **Summary of Significant Accounting Policies (continued)**

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical
                      assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the
                      marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

1.   **Summary of Significant Accounting Policies (continued)**

Fair Value of Financial Instruments (continued)
Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling athletic clothing for girls and women. The Company's payments are generally collected upfront. For years ending December 31, 2021, and 2020 the Company recognized $2,502,436 and $1,075,533 in revenue, respectively.

Research and Development
In compliance with ASC 730-10-25, all research and development costs are expensed as incurred. As of December 31, 2021, and 2020, the Company expensed a total of nil and $73,428, respectively.

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the years ended December 31, 2021, and 2020 was $23,850 and $11,364, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

New Accounting Pronouncements (continued)
December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2.   <u>**Commitments and Contingencies**</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   <u>**Convertible Notes**</u>

The Company issued several convertible promissory notes for a total of nil and $2,547,372. The notes carry 2% APRs with 18-month maturity dates. All the convertible notes converted in 2021 to shares in the Company.

The convertible promissory notes are unsecured and are convertible into shares of the Company's preferred stock upon a subsequent qualified financing event of at least $1,000,000, sale of the company or at the maturity date.

In the event of a qualified financing event the notes and accrued interest are convertible into a price per share equal to the lesser of (i) 80% of the price per share paid by the other purchasers of the preferred stock sold in the qualified financing and (ii) an amount obtained by dividing 10,000,0000 by the fully diluted capitalization of the Company. In the event that a qualified financing does not occur, the notes and accrued interest are convertible into the number of shares obtained by dividing 10,000,000 by the fully diluted capitalization of the Company. In the event of a conversion upon change of control, the notes and accrued interest are either due and payable immediately prior to the closing or convert the same way it would upon maturity.

During 2021, all outstanding convertible notes and their accrued interest converted to preferred stock.

4.   <u>**Note Payable – Related Party**</u>

Since inception, related parties have provided loans to the Company valued at nil and $100,000 as of December 31, 2021 and 2020, respectively. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management paid back the related party loan during 2021.

5. **Notes Payable**

In June 2020, the Company entered into a long term EIDL loan in the amount of $49,500. Then, in May and June of 2021, the Company entered into two long term loans in the amounts of $194,780 and $470,833.

Debt consisted of the following at December 31, 2021, and 2020:

	2021	2020
Contract note payable (EIDL Loan); interest at 3.75% per annum, maturing in June 2050, monthly payment of $242, collateralized by Company assets.	$ 49,500	$ 49,500
Contract note payable; interest at 6% per annum, maturing in May 2022, monthly payment of $50,000, with balloon payment at end, uncollateralized.	194,780	-
Contract note payable; interest at 6% per annum, maturing in June 2022, monthly payment of $80,000, with reduced payment at the end, uncollateralized.	470,833	-
	$ 715,113	$ 49,500
Less: Current portion of notes payable	666,675	-
Long term portion of notes payable	48,438	49,500

Maturity of the notes payable is as follows:

December 31, 2022	$ 666,675
December 31, 2023	1,103
December 31, 2024	1,145
December 31, 2025	1,188
December 31, 2026	1,234
Thereafter	43,768
	$ 715,113

6. **SBA PPP Loan**

In 2020, the Company received loan proceeds of $20,833 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible

6.   **SBA PPP Loan (continued)**

purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

As noted above, the principal and accrued interest under the Note evidencing the PPP Loan are forgivable after twenty-four weeks as long the Company has used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period. The Company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration ("SBA") guidelines. Interest payable on the Note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the Note. The Company will be obligated to repay any portion of the principal amount of the Note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

As of December 31, 2020, the Company received notice from the SBA that the PPP funds were fully forgiven.

7.   **Equity**

Preferred Stock
Under the amended articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 8,628,253 shares at $0.0001 par value per share. As of December 31, 2021, and 2020, 8,440,839 and nil shares of Preferred Stock have been issued and are outstanding.

Common Stock
Under the amended articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 17,300,000 shares, at $0.0001 par value per share. As of December 31, 2021, and 2020, 5,745,179 and 5,745,179 shares have been issued and are outstanding.

Equity Incentive
The Company's amended 2016 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 2,615,869 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan.

7.   <u>**Equity (continued)**</u>

Equity Incentive (continued)
As of December 31, 2021 and 2020, 1,365,399 and 1,039,508 options are issued and outstanding under the plan.

8.   <u>**Going Concern**</u>

These financial statements are prepared on a going concern basis. The Company registered on January 21, 2016 and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

9.   <u>**Subsequent Events**</u>

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,235,000 in Convertible Notes. The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,235,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Wefunder Portal, LLC and it's wholly owned subsidiaries (the "Intermediary" aka "Wefunder"). The Intermediary will be entitled to receive a 6.5% commission fee.

Managements Evaluation
The Company has evaluated subsequent events through October 4, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.